June 2, 2005



Mail Stop 0306

Stephen G. Daly
Hittite Microwave Corporation
20 Alpha Road
Chelmford, Massachussets 01824

Re:	Hittite Microwave Corporation
	Registration Statement on Form S-1
	Filed May 5, 2005
	         File No. 333-124664
Dear Mr. Daly:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.
Graphics
2. Your inside cover page graphics depicts the finished products of other companies rather than your products. Please revise to clarify that that the graphics do not show your products.
3. Your graphics on the inside back cover of the prospectus are confusing. Please revise to explain the graphics more clearly.

Summary, page 1
4. In the second paragraph of your overview you describe the breath and diversity of your customer base, as well as identifying your more than 2,300 customers. Please balance this disclosure with the fact that you rely on a small number of customers for a significant percentage of your revenue, as identified in your risk factor on page
9. Also, balance the similar disclosure in the fourth bullet point on page 2.
5. In the third paragraph of your overview you identify the increase in your annual revenue from $28.5 million in 2000 to $61.7 million in
2004. Please balance this disclosure with the fact that in 2001 and
2002 you experienced a "period of relatively flat year-over-year growth" and that you do not expect that your revenue will continue to grow at rates as high as those you have experienced in recent years as described on page 8.
The Offering, page 4
6. Please describe the business purpose for paying a dividend to your existing stockholders prior to the offering, and estimate the amount of the dividend per share and in the aggregate. Please clarify whether the holders of Series A preferred stockholders will be eligible for such dividend, as their shares will not convert until the closing of the offering.
Risk Factors, page 6
We may be unable to sustain our historical revenue growth rate..., page 7
7. You state that you do not expect that you will continue to grow at rates as high as those you have experienced in recent years in establishing planned levels of operating expenses. Please expand to explain why you expect lower growth rates.
We design and manufacture products in our standard product line..., page 8
8. Please expand this risk factor to describe any instances where your estimates of your customer`s requirements were materially incorrect.
Our business could be adversely affected..., page 12
9. Please quantify the costs associated with the defect you describe in this risk factor and whether you continue to do business with this foundry.
If we fail to comply with export control..., page 15
10. Please identify the country or countries where the products at issue in the investigation were shipped.
Use of Proceeds - Page 22
11. Since presumably some of the proceeds will be used to replace the
"cash and cash equivalents" currently on the balance sheet that will be paid to your existing common stockholders before this offering, discuss the dividend distribution and quantify the amount to be paid.
Dividend Policy, page 22
12. Please revise to discuss the business purpose for the distribution to your current stockholders prior to the closing of this offering. Disclose whether your Series A preferred holders will receive any dividend.
Capitalization, page 23
13. Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization since this is not part of your capitalization.
Dilution, page 24
14. We note the two bullet points on page 25 will include the options to be issued immediately prior to the closing. In addition to such disclosure also show these amounts using only the options outstanding at December 31, 2004.
Management`s Discussion and Analysis, page 28
Overview, page 28
15. Please revise the overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results.
For example, discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused, and the actions they are taking in response to them. Delete repetitive disclosure, such as the first two paragraphs that also appear in the summary. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.
Liquidity and Capital Resources, page 39
16. Please revise to discuss the business purpose for the distribution to your current stockholders prior to the closing of this offering and how that distribution relates to the company`s cash and debt management policies.
17. Please discuss the Term Note described on page F-14.

Business, page 42
18. Please eliminate repetitive disclosure. We note, for example, that the first three paragraphs in the business section are identical to the first three paragraphs in the summary.
Management, page 61
19. Please confirm that you have provided business experience for the past five years for each of your directors.
20. We note that you have not included any disclosure required by
Item 404 of Regulation S-K, although we note various references in the disclosure to loan forgiveness, securities issuances, and the entry into agreements with officers and/or directors. Please confirm to us that there are no relationships or related party transactions that have taken place that should be disclosed, or revise the disclosure to discuss.
Principal and Selling Stockholders, page 70
21. The footnotes reference numbers that are not included in the table. Please revise.
22. Please identify the five members of the of the investment committee of Summit Partners, LLC, who share voting and investment power over the shares.
Financial Statements, page F-1

23. Please update your financial statements in accordance with Rule
3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-3

24. We see you present redeemable convertible preferred stock in your balance sheet between liabilities and equity. Please tell us why your current presentation is appropriate and compliant with SFAS 150.
It is not clear to us why the security is not required to be classified and presented as a liability. Please clarify supplementally and revise the filing as necessary based on our comment.

25. We see your board of directors has declared a cash dividend in an aggregate amount equal to the amount of your cash and cash equivalents at the close of business on the date preceding the date of effectiveness of the registration statement which will be paid immediately prior to, and contingent upon, the closing of this offering to your stockholders of record at the cash dividend record date. Please revise the filing to include the pro forma balance sheet and pro forma per share amounts that reflect this dividend as required by SAB Topic 1(B)(3).

Note 10 - Commitments and Contingencies, page F-15

Legal Proceedings, page F-16

26. If significant, disclose the amount of any charges incurred and liabilities you recorded relating to the possible Export Administration Regulation violations. Also, revise your disclosures to indicate your expectations as to the likelihood of the referenced contingency having a negative material impact on your income statement. If it is at least reasonably possible that this or any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 10 of
SFAS 5.

Note 17 - Segment, Major Customer and Geographic Information, page
F-
20

27. We note your discussion of various product lines on page 50 and throughout your MD&A. Please revise to provide the disclosures required by paragraph 37 of SFAS 131, or supplementally tell us why you do not believe this is required.
Exhibits
28. We note your intention to file a number of exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, and on the related disclosure, please file the exhibits allowing adequate time for their review. Also, supplementally explain why you have not filed agreements with your foundries.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Eric Atallah at (202) 551-3663 or in his absence, Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.
      Sincerely,




							Peggy Fisher
							Assistant Director
cc:	Robert W. Sweet, Esq.
	John D. Hancock, Esq.





??

??

??

??

Stephen G. Daly
Hittite Microwave Corporation
June 2, 2005
Page 7